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July 7, 1997

Dear Limited Partners:

We are pleased to announce that the Board of Directors of the General Partner has authorized Westin Hotels Limited Partnership to distribute to the limited partners an amount equal to an annual noncumulative $95 return per unit for the 1997 calendar year. This cash distribution will be paid in two installments on September 15 and December 15, 1997 - each in the amount of $47.50 per unit.

This decision was based on a thorough evaluation of available cash from operations of The Westin St. Francis and The Westin Michigan Avenue, Chicago. It reflects the success of the strategies initiated by the General Partner of refinancing the mortgage loans and investing in capital improvements at both Hotels to significantly improve operations and generate enough cash for the resumption of cash distributions.

The next quarterly report, describing the results of the Partnership's operations for the second quarter of 1997, will be mailed in mid-August.

Please note that any requests concerning changes in ownership of Partnership units (name, address, account number or taxpayer identification number) must be made in writing.

Sincerely,
Westin Hotels Limited Partnership



Richard Mahoney
Vice President, Chief Financial Officer
and Treasurer